As filed with the Securities and Exchange Commission on February 8, 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

12325J 101
(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Richard Byrne

Chief Executive Officer

Business Development Corporation of America

9 West 57th Street, Suite 4920

New York, NY 10019

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Lisa A. Morgan Esq.

Eversheds Sutherland

700 Sixth Street, N.W.

Washington, DC 20001

Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION (a)	AMOUNT OF FILING FEE (b)

$152,576,447	$15,365 (c)

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 17,220,818 shares of common stock of Business Development Corporation of America at a price equal to $8.86 per share.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, equals $100.70 per million dollars of the value of the transaction.

(c)	In connection with the initial filing of this Schedule TO on June 27, 2016, the Company previously estimated a transaction value of $76,288,223.74 and an associated filing fee of $7,682.22. Such amount was previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,682.22
Form or Registration No.:	Schedule TO-I
Filing Party:	Business Development Corporation of America
Date Filed:	June 27, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO (the “Original Filing”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 27, 2016 and amended on July 26, 2016 by Business Development Corporation of America, an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940 and is incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 17,220,818 shares of its issued and outstanding common stock (the “Shares”) (which number represents approximately 10.0% of its weighted average number of shares of common stock outstanding for the calendar year ended December 31, 2015). Such offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated July 26, 2016, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 11:59 P.M., Eastern Time, on December 31, 2016, and a total of approximately 17,004,354 Shares were validly tendered and not withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased an amount of 6,715,864 Shares validly tendered and not withdrawn at a price equal to $8.58 per Share (an amount equal to the Company’s net asset value per Share as of September 30, 2016) for an aggregate purchase price of approximately $57,622,098.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By: /s/ Richard Byrne
Name: Richard Byrne
Title: Chief Executive Officer and Chairman of the Board of Directors